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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES Q2 PRODUCTION RESULTS

Toronto, Ontario – July 21, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce Q2 2021 production results from the Platosa Mine in Durango, Mexico.

Q2 2021 Production (compared to Q2 2020)

●	Silver equivalent (“AgEq”) production of 487,009 oz (Q2 2020 – 34,924 AgEq oz), including:

○	Silver production of 296,013 oz (Q2 2020 – 18,919 oz)
○	Lead production of 1.9 million lb (Q2 2020 – 0.1 million lb)
○	Zinc production of 2.5 million lb (Q2 2020 – 0.2 million lb)

●	Fourth consecutive quarter of over 21,000 tonnes mined and milled, with record tonnes mined (86,316) and milled (88,648) over trailing twelve months

“Platosa delivered a fourth consecutive quarter of production at historically high productivity rates,” stated Brendan Cahill, President & CEO. “We continue to see room for improvement, with our ongoing work to improve recoveries at Miguel Auza and, additionally, a sizeable inventory of ore and concentrate at quarter-end due to mill maintenance and weather conditions in late June.”

Production Results

	Q2 2021	Q2 2020	6-mos 2021	6-mos 2020
Tonnes Mined	21,772	3,270	42,984	23,170
Tonnes Milled	21,646	1,288	43,410	20,330
Ore grades
Silver (g/t)	489	492	506	539
Lead (%)	5.14	5.37	5.24	5.44
Zinc (%)	6.48	6.91	6.61	6.78
Recoveries
Silver (%)	87.0	92.9	88.4	89.5
Lead (%)	78.6	84.7	80.2	82.9
Zinc (%)	79.4	80.9	77.1	75.3
Metal Production(1)
Silver (oz)	296,013	18,919	624,760	315,200
Lead (lb)	1,927,048	129,204	4,026,790	2,019,661
Zinc (lb)	2,456,137	158,735	4,868,595	2,289,769
AgEq (oz)(2)	487,009	34,924	1,004,825	558,666
Average Realized Prices
Silver (US$/oz)	26.89	14.60	26.59	14.70
Lead (US$/lb)	0.97	0.76	0.95	0.76
Zinc (US$/lb)	1.33	0.85	1.29	0.86

1.	Subject to adjustment following settlement with concentrate purchaser.
2.	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Strong and consistent production continued in Q2 2021 with continued focus on improving maintenance practices at both sites and enhancing the geological and engineering teams at Platosa. Head grades were lower in Q2 2021 compared to Q2 2020 due to higher mining dilution in narrower sections of the ore body. The Miguel Auza plant continues to focus on improving metal recoveries. Zinc recoveries improved relative to Q1 2021 following plant upgrades in the zinc flotation circuit. More generally, metal recoveries were impacted by weather conditions, power outages and metallurgical variances. The combination of mill maintenance in early June and weather conditions in late June resulted in sizeable stockpiles of ore (1,634 tonnes) and concentrate (154 tonnes of lead and 134 tonnes of zinc) at quarter-end, which were processed and/or delivered in early July.

Comparative results for the three- and six-month periods ended June 30, 2020 were impacted by the suspension of operations in Mexico from April 2, 2020 to June 1, 2020 in response to the outbreak of COVID-19.

The Company expects to file Q2 2021 financial results after close of market on July 29, 2021.

COVID-19 Update

Excellon continues to benefit from robust measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on business activities. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate. Vaccination programs are progressing in Mexico.

Qualified Persons

Paul Keller, P. Eng., Chief Operating Officer, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 21, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer